
16022208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8- 67677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cross Research Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

374 Milburn Avenue, Suite #302
(No. and Street)

Milburn (City) New Jersey (State) 07041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark T. Manzo 201-519-1905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. Velocci CPA Limited Liability Company T/A Velocci & Associates
(Name – *if individual, state last, first, middle name*)

15 Broadway (Address) Denville (City) New Jersey (State) 07834 (Zip Code)

CHECK ONE:

- ◉ Certified Public Accountant
- ○ Public Accountant
- ○ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J Cross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cross Research Group, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

COO, CFO, CCO

Title



Notary Public

JoANN P. WEBER
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES MAY 24, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSS RESEARCH GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015 AND 2014

CROSS RESEARCH GROUP, LLC

INDEX TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

	Page
Facing Page and Oath or Affirmation Page	1-2
Report of Independent Certified Public Accountants	3-4
Statements of Financial Condition	5
Notes to the Financial Statements	6-9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67677

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cross Research Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

374 Milburn Avenue, Suite #302
(No. and Street)

Milburn | New Jersey | 07041
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark T. Manzo 201-519-1905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. Velocci CPA Limited Liability Company T/A Velocci & Associates
(Name – *if individual, state last, first, middle name*)

15 Broadway | Denville | New Jersey | 07834
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J Cross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cross Research Group, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

COO, CFO, CCO

Title



Notary Public

JoANN P. WEBER
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES MAY 24, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VELOCCI&ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 26
15 BROADWAY
DENVILLE, NJ 07834

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of Cross Research Group, LLC
Millburn, New Jersey

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Cross Research Group, LLC (a New Jersey limited liability company) as of December 31, 2015 and 2014 that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the

PHONE: (973) 620-9607 FAX: (973) 620-9604 WWW.JVAFIRM.COM

financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Opinions

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cross Research Group, LLC as of December 31, 2015 and 2014, in accordance with accounting principles generally accepted in the United States of America.

J. Velocci & Associates

J. Velocci & Associates

Denville, New Jersey
February 22, 2016

CROSS RESEARCH GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015 AND 2014

ASSETS

	2015	2014
Current Assets:		
Cash (Notes 1 & 2)	$ 214,493	$ 338,731
Commissions Receivable (Notes 1 & 2)	0	25,444
Research Fees Receivable (Notes 1 & 2)	66,815	83,394
Prepaid Expenses	40,843	32,764
Prepaid Insurance	11,440	10,198
Total Current Assets	333,591	490,531
Fixed Assets (Note 2):		
Furniture and Equipment	149,065	145,556
Less: Accumulated Depreciation	122,068	107,034
Net Fixed Assets	26,997	38,522
Other Assets:		
Security Deposit (Note 3)	14,482	14,482
TOTAL ASSETS	**$ 375,070**	**$ 543,535**

LIABILITIES AND MEMBERS' EQUITY

	2015	2014
Current Liabilities:		
Accounts Payable	$ 14,128	$ 14,327
Accrued Expense Payable	20,635	134,807
Total Current Liablities	34,763	149,134
Unearned Income (Note6)	11,667	0
Total Liablities	46,430	149,134
Members' Equity:		
Members' Equity (Page 7)	328,640	394,401
Total Members' Equity	328,640	394,401
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 375,070**	**$ 543,535**

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 1 - NATURE OF OPERATIONS AND CONCENTRATIONS OF CREDIT RISK

Cross Research Group, LLC is an independent equity research company focused on the technology industry. Sectors covered by the Company's analysts include: IT Hardware, Imaging Technology, and Enterprise Software. Cross Research Group, LLC serves approximately 100 domestic institutional clients.

The Company maintains a cash balance at a commercial bank. Accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC). At times during the years, the balance in this institution may exceed the FDIC insurance level. Generally, these deposits may be redeemed upon demand, therefore, bear minimal risk.

The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risks exist at December 31, 2015 and 2014, with respect to its commissions and research fees receivables.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

CASH AND CASH EQUIVALENTS:

For the purposes of the statement of financial condition classification, investments with an original maturity of three months or less are considered cash equivalents.

ALLOWANCE FOR DOUBTFUL ACCOUNTS:

Commissions and Research Fees receivables are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. The allowance for doubtful accounts was $0 at December 31, 2015 and 2014.

INCOME TAXES:

As a limited liability company, all income and expenses pass through to the members and are reported directly by each member. As such, the limited liability company acts as a conduit for its members and pays no Federal or State income taxes itself.

The Company adopted the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles, with no cumulative effect adjustment required. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more likely than not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2015 and 2014.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2012.

CROSS RESEARCH GROUP, LLC

NOTES TO THE FINANCIAL STATEMENTS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

INCOME TAXES (CONT.)

The Company's policy is to classify income tax related interest and penalties against Members' Equity.

FIXED ASSETS:

Fixed Assets in excess of $1,000 with a useful life of more than one year are carried at cost and depreciated using the straight-line method over their estimated useful lives. The assets, estimated useful lives, cost, current year depreciation and accumulated depreciation are as follows:

Assets and Estimated Useful Lives		*Cost*	*Current Year Depreciation*	*Accumulated Depreciation*
2015				
Furniture and Equipment	5 yrs.	$ 149,066	$ 15,035	$ 122,068
		$ 149,066	$ 15,035	$ 122,068
2014				
Furniture and Equipment	5 yrs.	$ 145,556	$ 17,141	$ 107,034
		$ 145,556	$ 17,141	$ 107,034

In the case of disposals, the assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to expense or credited to income.

As of December 31, 2015, there was no impairment of fixed assets.

CROSS RESEARCH GROUP, LLC

NOTES TO THE FINANCIAL STATEMENTS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 3 - RENT EXPENSE

The Company leases its office under an operating lease expiring on January 31, 2018. The lease requires monthly payments of $7,241.

Minimum future rental payments under the non-cancelable operating rental lease for the next Four years are as follows:

December 31,	
2016	$ 86,892
2017	86,892
2018	7,241
	$ 181,025

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2016, the date the financial statements were available to be issued.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $168,063, which was $163,063 in excess of its required net capital of $5,000.

NOTE 6 – UNEARNED INCOME

As of December 31, 2015, the Company received income to be earned in 2016.